SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c) AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. 11)

PARKVALE FINANCIAL CORPORATION
(Name of Issuer)
Common Stock ($1.00 par value)
Title of Class
701492 10 0
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No.	701492 10 0	13G	Page	2	of	4	Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert J. McCarthy, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORIGIN

United States

	5.	SOLE VOTING POWER

NUMBER OF		187,629 shares

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		361,852 shares

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		70,754 shares

WITH	8.	SHARED DISPOSITIVE POWER

478,727 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

549,481 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.86%

12.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	701492 10 0	13G	Page	3	of	4	Pages

Item 1(a)	Name of Issuer:	Parkvale Financial Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:	4220 William Penn Highway
Monroeville, PA 15146

Item 2(a)	Name of Person Filing:	Robert J. McCarthy, Jr.
Director, Vice Chairman,
President and
Chief Executive Officer of Issuer

Item 2(b)	Address of Principal Business Office:	Parkvale Financial Corporation
4220 William Penn Highway
Monroeville, PA 15146
Item 2(c)	Citizenship:	United States

Item 2(d)	Title of Class of Securities:	Common Stock, par value $1.00 per share

Item 2(e)	CUSIP Number:	701492 10 0

Item 3	This Statement is Filed Pursuant to Rule 13d-1(c)

Item 4	Ownership:

(a)	Robert J. McCarthy, Jr. (“the Reporting Person”) beneficially owns 549,481 shares of the Common Stock, par value $1.00, of Parkvale Financial Corporation (“the Issuer”).

(b)	The 549,481 shares held by the Reporting Person represents 9.86% of the class.

(c)	Number of shares as to which person has:

	(i) Sole power to vote or to direct the vote	187,629

	(ii) Shared power to vote or to direct the vote	361,852

	(iii) Sole power to dispose or to direct the disposition of	70,754

	(iv) Shared power to dispose or to direct the disposition of	478,727
The 187,629 shares as to which the Reporting Person has sole voting power include 78,123 shares allocated under the Issuer’s Employee Stock Ownership Plan (ESOP), 38,752 shares allocated under the Issuer’s Supplemental Executive Benefit Plan (SEBP), 15,254 shares that are held by the Reporting Person as custodial for his children and 55,500 shares that may be received upon exercise of currently exercisable stock options. The 361,852 shares as to which the reporting Person has shared power to vote or direct the vote include 186,235 shares held jointly with the Reporting Person’s spouse, 28,273 shares allocated under the Issuer’s Deferred Compensation Plan (DCP), 61,737 shares allocated under the Issuer’s Executive Deferred Compensation Plan (EDCP) and 85,607 shares allocated under the Issuer’s Deferred Compensation Agreement (DCA). The 478,727 shares as to which the Reporting Person has shared power to dispose or direct the disposition of include 186,235 shares held jointly with the Reporting Person’s spouse, 78,123 shares allocated under the ESOP, 38,752 shares allocated under the SEBP, 28,273 shares allocated under the DCP, 61,737 shares allocated under the EDCP, and 85,607 shares allocated under the DCA, of which 4,545 shares were acquired through January 3, 2011.

CUSIP No.	701492 10 0	13G	Page	4	of	4	Pages

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security

Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Member of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 11, 2011

By:	/s/ Robert J. McCarthy, Jr.
Robert J. McCarthy, Jr.